

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Chad E. Paulson
Vice President, General Counsel & Secretary
Blount International, Inc.
4909 SE International Way
Portland, OR 97222

> **Re: Blount International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2015**
> **File No. 001-11549**

Dear Mr. Paulson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with an analysis addressing the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation that you, or other individuals or firms, may have to provide on Schedule 13E-3. Refer to Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

<u>Recommendation of the Company's Special Committee and Board; Reasons for the Merger, page 3</u>

2.   In this section you only summarize the recommendation of the Special Committee and the Board. Please revise to include a summary of the reasons for the merger.

The Merger, page 25

Background of the Merger, page 25

3.   We note your disclosure on page 26 that in early May 2014, P2 and Party A informed Mr. Collins and Mr. Willmott that P2 and Party A were reducing their proposed price range. Please revise your disclosure to include the reasons for the price reduction.

4.   We note your disclosure on page 29 that Goldman Sachs "engaged in numerous discussions with representatives of the Buyer Parties . . ." Please revise your disclosure to include a description of the substance of those discussions.

The Recommendation of the Company's Special Committee and Board; Reasons for the Merger, page 41

The Board, page 46

5.   Please expand your disclosure on page 47 to discuss the negative factors considered by the Board with respect to the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: George E. Zobitz
Cravath, Swaine & Moore LLP